
February 6, 2020

Christopher Weiler
Chief Executive Officer
KLDiscovery Inc.
8201 Greensboro Dr. Suite 300
McLean, VA 22102

> **Re: KLDiscovery Inc.**
> **Registration Statement on Form S-1**
> **Filed February 4, 2020**
> **File No. 333-236253**

Dear Mr. Weiler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 and Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shagufa R. Hossain